

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

May 10, 2007

Mr. Jon C. Biro
ICO, Inc.
1811 Bering Drive, Suite 200
Houston, Texas 77057

> **RE:** **ICO, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2006**
> **Filed December 14, 2006**
> **File # 1-8327**

Dear Mr. Biro:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Jennifer Thompson, Senior Accountant, at (202) 551-3737 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief